FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of February 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s declares Offer for OctoPlus unconditional”, February 12, 2013.

(2)	Press Release, “Dr. Reddy’s holds 98.6% of the shares in OctoPlus after the Post Closing Acceptance Period”, February 28, 2013.

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad—500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

This is a joint press release by Reddy Netherlands B.V. (the “Offeror”), a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”), Dr. Reddy’s and OctoPlus N.V. (“OctoPlus” or the “Company”) pursuant to Section 16, paragraph 1 and Section 17, paragraph 1 of the Dutch Public Takeover Decree (Besluit openbare biedingen Wft, the “Decree”) in connection with the recommended public offer (the “Offer”) by the Offeror for all the issued and outstanding ordinary shares (the “Shares”) in the capital of OctoPlus.

This press release does not constitute, or form part of, an offer or any solicitation of an offer, to acquire or subscribe or sell any securities in OctoPlus. The Offer is only made by means of the Offer Memorandum (as defined below). This announcement is not for release, publication, dissemination, or distribution, in whole or in part, in or into Canada and Japan. Capitalised terms not defined in this press release shall have the meaning given thereto in the Offer Memorandum.

Dr. Reddy’s declares Offer for OctoPlus unconditional

Highlights

•	The Offeror declares the Offer unconditional (doet het bod gestand)

•	70.7% of the Shares have been tendered under the Offer, which together with Shares acquired by the Offeror during the Offer Period represent in total 92.7% of the Shares

•	Settlement of the Offer will take place on 15 February 2013

•	Shareholders can still tender their Shares during a Post Closing Acceptance Period (na-aanmeldingstermijn), starting on 13 February 2013 and ending on 26 February 2013

•	The Offeror intends to acquire all Shares and toterminate the Company’s listing on NYSE Euronext Amsterdam as soon as possible

Hyderabad/Leiden 12 February 2013 – With reference to the joint press releases of Dr. Reddy’s (NYSE: RDY) and OctoPlus (NYSE Euronext Amsterdam: OCTO), issued on 22 October 2012 and 13 December 2012 respectively, the Offeror and OctoPlus hereby jointly announce that the Offeror declares the Offer unconditional.

Results Offer Period

During the Offer Period, which ended at 18.00 hours CET on 8 February 2013 (the “Closing Date”), 37,233,244 Shares, representing 70.7% of the Shares and a value of EUR 19,361,286.88, have been tendered for acceptance under the Offer.1

As a result the Offeror’s shareholding is composed as follows:

	Number of Shares	Percentage of Shares
Shares tendered under the Offer	37,233,244	70.7%
Shares acquired by the Offeror during the Offer Period	11,575,394	22.0%

Total Shares tendered and acquired	48,808,638	92.7%

The 11,575,394 Shares held by the Offeror at 18.00 hours CET on the Closing Date, together with the Shares tendered under the Offer, represent a total of 92.7% of the Shares. This percentage exceeds the acceptance threshold of 92.5% of OctoPlus’ aggregate issued and outstanding share capital on a fully diluted basis that was included in the Offer Conditions as described in the Section 6.7.1 (i) of the Offer Memorandum. As all Offer Conditions have been satisfied, the Offeror hereby declares the Offer unconditional.

Settlement of the Offer

The Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and transferred (geleverd) their Shares for acceptance to the Offeror pursuant to the Offer on or prior to the Closing Date will receive the Offer Price in respect of each Tendered Share on 15 February 2013 (the “Settlement Date”). As of the date of this press release, dissolution or annulment of a Shareholders’ tender or transfer (levering) shall not be permitted.

Post Closing Acceptance Period

The Offeror hereby announces the commencement of a Post Closing Acceptance Period (na-aanmeldingstermijn) to enable the Shareholders who did not tender their Shares during the Offer Period to tender their Shares under the same terms and conditions and at the same price as applicable to the Offer, as set out in the Offer Memorandum. The Post Closing Acceptance Period will commence at 9.00 hours CET on 13 February 2013 and expire at 18.00 hours CET on 26 February 2013.

The Offeror will publicly announce the results of the Post Closing Acceptance Period and the total amount and total percentage of Shares held by it in accordance with article 17, paragraph 4 of the Decree ultimately on 1 March 2013. The Offeror shall continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) during such Post Closing Acceptance Period and shall pay for such Shares within five Business Days following the last day of the Post Closing Acceptance Period.

During the Post Closing Acceptance Period, Shareholders have no rights to withdraw Shares from the Offer, whether validly tendered during the Offer Period (or defectively tendered provided that such defect has been waived by the Offeror) or during the Post Closing Acceptance Period.

Consequences of the Offer

The acquisition of Shares by the Offeror pursuant to the Offer and outside the Offer will, among other things, reduce the number of Shareholders and the number of Shares that might otherwise be traded publicly, and (i) will thus adversely affect the liquidity and (ii) may affect the market value of the remaining Shares.

The Offeror intendsto acquire all shares in the Company. In order to achieve this, the Offeror aims to increase its interest in the Company to a level which allows it to initiate a takeover squeeze-out procedure in accordance with article 2:359c of the Dutch Civil Code or a statutory squeeze-out procedure in accordance with article 2:92a or 2:201a of the Dutch Civil Code. In addition to the Post Closing Acceptance Period the Offeror may therefore decide to purchase Shares on the market or through private transactions. In addition, the Offeror may pursue one or more of the measures referred to in Section 6.11.3 of the Offer Memorandum.

The Offeror and the Company will jointly request NYSE Euronext Amsterdam to terminate the listing and trading of the Shares on NYSE Euronext Amsterdam as soon as the relevant requirements have been met.

[1]	The Company does not hold any Shares in treasury.

Offer Memorandum, Position Statement and further information

Shareholders are advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice, where appropriate, in order to reach a reasoned judgement in respect of the content of the Offer Memorandum, the Position Statement and the Offer itself.

Digital copies of the Offer Memorandum are available on the website of OctoPlus (www.octoplus.nl) and Dr. Reddy’s (www.drreddys.com).Copies of the Offer Memorandum are also available free of charge at the offices of OctoPlus and the Exchange Agent at the addresses mentioned below. The Dr. Reddy’s and OctoPlus websites do not constitute a part of, and are not incorporated by reference into, the Offer Memorandum.

Digital copies of the Position Statement and the other documents with respect to the EGM, including the agenda and explanatory notes thereto and the voting results, are available on the website of OctoPlus (www.octoplus.nl). Copies of the Position Statement are also available free of charge at the offices of OctoPlus at the address mentioned below.

OctoPlus N.V.

Zernikedreef 12

2333 CL Leiden

The Netherlands

Exchange Agent

Kempen & Co N.V.

Attn. Kempen Agency Services L3

Beethovenstraat 300

1077 WZ Amsterdam

The Netherlands

Telefax: +31 (0)20 348 9549

E-mail: kas@kempen.nl

Advisors

Kempen & Co and IDFC Capital are acting as financial advisors and Linklaters LLP is acting as legal advisor to Dr. Reddy’s in connection with the Offer.

Loyens & Loeff N.V. is acting as legal advisor to OctoPlus and ABN AMRO Bank N.V. has provided the fairness opinion to OctoPlus.

Company profile Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Over the last fiscal year the company generated revenues of over USD 2.0 billion. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. More information on Dr. Reddy’s can be found on: www.drreddys.com

Company profile OctoPlus

OctoPlus is a specialty pharmaceutical company focused on the development and manufacture of improved injectable pharmaceuticals based on proprietary drug delivery technologies that exhibit fewer side effects, improved patient convenience and a better efficacy/safety balance than existing therapies.

OctoPlus also focuses on the development of long-acting, controlled release versions of known protein therapeutics, peptides and small molecules, including specialty generics. OctoPlus is a leading European provider of advanced drug formulation and clinical scale manufacturing services to the pharmaceutical and biotechnology industries, with a focus on difficult-to formulate active pharmaceutical ingredients.

OctoPlus is listed on Euronext Amsterdam by NYSE Euronext Amsterdam under the symbol OCTO. More information about OctoPlus can be found on: www.octoplus.nl

Further information

Dr. Reddy’s

For further information about Dr. Reddy’s, please contact:

For Investors and Financial Analysts:

Kedar Upadhye: telephone number +91-40-66834297 or send an e-mail to kedaru@drreddys.com

Saunak Savla: telephone number +91-40-49002135 or send an e-mail to saunaks@drreddys.com

Milan Kalawadia (USA): telephone number +1 908-203-4931 or send an e-mail to mkalawadia@drreddys.com

For Media:

S Rajan: telephone number +91-40-49002445 or send an e-mail to rajans@drreddys.com

OctoPlus

For further information about OctoPlus, please contact Investor Relations: telephone number +31 (71) 5241061 or send an e-mail to Investor Relations at IR@octoplus.nl.

Important information

Restrictions

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire the securities of Dr. Reddy’s or OctoPlus in any jurisdiction. The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Dr. Reddy’s and OctoPlus disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Dr. Reddy’s, nor OctoPlus, nor any of their advisors assumes any responsibility for any violation by any person of any of these restrictions. Any OctoPlus shareholder who is in any doubt as to his position should consult an appropriate professional advisor without delay. This announcement is not to be published or distributed in or to Canada and Japan.

Notice to US holders of Shares

The Offer will be made for the securities of a Dutch company and is subject to Dutch disclosure requirements, which are different from those of the United States. Some of the financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the applicable US tender offer rules and otherwise in accordance with the requirements of the Dutch Public Takeover Decree. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the offer.

It may be difficult for US holders of Shares to enforce their rights and claims arising out of the US federal securities laws, since OctoPlus is located in a country other than the United States, and some or all of its officers and directors may be residents of a country other than the United States. US holders of Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal Dutch practice and pursuant to Rule 14e-5(b) of the Securities Exchange Act of 1934, Dr. Reddy’s or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance or thereafter. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the Netherlands, will be reported to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and disclosed by press release, to the extent required.

Forward Looking Statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected.” Although Dr. Reddy’s and OctoPlus believe that the assumptions upon which the irrespective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. Neither Dr. Reddy’s nor OctoPlus, nor any of their advisors accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad—500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

This is a joint press release by Reddy Netherlands B.V. (the “Offeror”), a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”), Dr. Reddy’s and OctoPlus N.V. (“OctoPlus” or the “Company”) pursuant to Section 17, paragraph 4 of the Dutch Public Takeover Decree (Besluit openbare biedingen Wft, the “Decree”) in connection with the recommended public offer (the “Offer”) by the Offeror for all the issued and outstanding ordinary shares in the capital of OctoPlus (the “Shares”).

This press release does not constitute, or form part of, an offer or any solicitation of an offer, to acquire or subscribe or sell any securities in OctoPlus. The Offer is only made by means of the Offer Memorandum (as defined below). This announcement is not for release, publication, dissemination, or distribution, in whole or in part, in or into Canada and Japan. Capitalised terms not defined in this press release shall have the meaning given thereto in the Offer Memorandum.

Dr. Reddy’s holds 98.6% of the shares in OctoPlus after the Post Closing Acceptance Period

Highlights

•

5.2% of the Shares have been tendered during the Post Closing Acceptance Period, which together with Shares acquired by the Offeror during the Post Closing Acceptance Period and the Offer Period represent in total 98.6% of the Shares

•

As a result of the acquisition of more than 95% of the Shares by the Offeror, the Offeror and OctoPlus will jointly request NYSE Euronext Amsterdam to terminate the listing and trading of the Shares on NYSE Euronext Amsterdam as soon as possible

•

The Offeror will, as soon as possible, initiate squeeze-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or takeover squeeze-out proceedings (uitkoopprocedure) in accordance with article 2:359c of the DCC in order to acquire the remaining Shares not tendered and not held by the Offeror or OctoPlus

Hyderabad/Leiden 28 February 2013 – With reference to the joint press releases of Dr. Reddy’s (NYSE: RDY) and OctoPlus (NYSE Euronext Amsterdam: OCTO), issued on 22 October 2012, 13 December 2012 and 12 February 2013 respectively, the Offeror and OctoPlus hereby jointly announce that the Offeror holds 98.6% of the Shares after the Post Closing Acceptance Period

Results Post Closing Acceptance Period

During the Post Closing Acceptance Period, which ended at 18.00 hours CET on 26 February 2013, 2,746,658 Shares, representing 5.2% of the Shares and a value of EUR 1,428,262.16, have been tendered for acceptance under the Offer.1

As a result the Offeror’s shareholding is composed as follows:

	Number of Shares	Percentage of Shares
Shares tendered under the Post Closing Acceptance Period	2,746,658	5.2%
Shares acquired during the Post Closing Acceptance Period	387,750	0.7%
Shares tendered and acquired by the Offeror during the Offer Period	48,808,638	92.7%

Total Shares tendered and acquired	51,943,046	98.6%

The 48,808,638 Shares held by the Offeror at the end of the Offer Period, together with the Shares tendered under the Post Closing Acceptance Period and the Shares acquired during under the Post Closing Acceptance Period, represent a total of 98.6% of the Shares.

Settlement

The Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and transferred (geleverd) their Shares for acceptance to the Offeror during the Post Closing Acceptance Period will receive the Offer Price in respect of each Tendered Share on Monday March 4th 2013.

Consequences of the Offer

The acquisition of Shares by the Offeror pursuant to the Offer and outside the Offer will, among other things, reduce the number of Shareholders and the number of Shares that might otherwise be traded publicly, and (i) will thus adversely affect the liquidity and (ii) may affect the market value of the remaining Shares.

As a result of the acquisition of more than 95% of the Shares by the Offeror, the Offeror and OctoPlus will jointly request NYSE Euronext Amsterdam to terminate the listing and trading of the Shares on NYSE Euronext Amsterdam as soon as possible

As long as the Shares remain listed on Euronext Amsterdam, OctoPlus shall continue to comply with the Dutch Corporate Governance Code except for (i) current deviations from the code and (ii) deviations from the code that find their basis in the Merger Protocol, in accordance with the “explain” requirement in respect of such deviations.

In the event that OctoPlus or any merging entity will no longer be listed and its Shares will no longer be publicly traded, the provisions applicable to the governance of listed companies will no longer apply and the rights of remaining minority Shareholders may be limited to the statutory minimum.

Squeeze-out proceedings

The Offeror intends to acquire all the remaining Shares. In order to achieve this, the Offeror will, as soon as possible, initiate a takeover squeeze-out procedure in accordance with article 2:359c of the Dutch Civil Code or a statutory squeeze-out procedure in accordance with article 2:92a or 2:201a of the Dutch Civil Code. In addition, the Offeror may pursue one or more of the measures referred to in Section 6.11.3 of the Offer Memorandum.

Offer Memorandum, Position Statement and further information

Shareholders are advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice, where appropriate, in order to reach a reasoned judgement in respect of the content of the Offer Memorandum, the Position Statement and the Offer itself.

[1]	The Company does not hold any Shares in treasury.

Digital copies of the Offer Memorandum are available on the website of OctoPlus (www.octoplus.nl) and Dr. Reddy’s (www.drreddys.com).Copies of the Offer Memorandum are also available free of charge at the offices of OctoPlus and the Exchange Agent at the addresses mentioned below. The Dr. Reddy’s and OctoPlus websites do not constitute a part of, and are not incorporated by reference into, the Offer Memorandum.

Digital copies of the Position Statement and the other documents with respect to the EGM, including the agenda and explanatory notes thereto and the voting results, are available on the website of OctoPlus (www.octoplus.nl). Copies of the Position Statement are also available free of charge at the offices of OctoPlus at the address mentioned below.

OctoPlus N.V.

Zernikedreef 12

2333 CL Leiden

The Netherlands

Exchange Agent

Kempen & Co N.V.

Attn. Kempen Agency Services L3

Beethovenstraat 300

1077 WZ Amsterdam

The Netherlands

Telefax: +31 (0)20 348 9549

E-mail: kas@kempen.nl

Advisors

Kempen & Co and IDFC Capital are acting as financial advisors and Linklaters LLP is acting as legal advisor to Dr. Reddy’s in connection with the Offer.

Loyens & Loeff N.V. is acting as legal advisor to OctoPlus and ABN AMRO Bank N.V. has provided the fairness opinion to OctoPlus.

Company profile Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Over the last fiscal year the company generated revenues of over USD 2.0 billion. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. More information on Dr. Reddy’s can be found on: www.drreddys.com

Company profile OctoPlus

OctoPlus is a specialty pharmaceutical company focused on the development and manufacture of improved injectable pharmaceuticals based on proprietary drug delivery technologies that exhibit fewer side effects, improved patient convenience and a better efficacy/safety balance than existing therapies.

OctoPlus also focuses on the development of long-acting, controlled release versions of known protein therapeutics, peptides and small molecules, including specialty generics. OctoPlus is a leading European provider of advanced drug formulation and clinical scale manufacturing services to the pharmaceutical and biotechnology industries, with a focus on difficult-to formulate active pharmaceutical ingredients.

OctoPlus is listed on Euronext Amsterdam by NYSE Euronext Amsterdam under the symbol OCTO. More information about OctoPlus can be found on: www.octoplus.nl

Further information

Dr. Reddy’s

For further information about Dr. Reddy’s,please contact:

For Investors and Financial Analysts:

Kedar Upadhye: telephone number +91-40-66834297 or send an e-mail to kedaru@drreddys.com

Saunak Savla: telephone number +91-40-49002135 or send an e-mail to saunaks@drreddys.com

Milan Kalawadia (USA): telephone number +1 908-203-4931 or send an e-mail to mkalawadia@drreddys.com

For Media:

S Rajan: telephone number +91-40-49002445 or send an e-mail to rajans@drreddys.com

OctoPlus

For further information about OctoPlus, please contact Investor Relations: telephone number +31 (71) 5241061 or send an e-mail to Investor Relations at IR@octoplus.nl.

Important information

Restrictions

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire the securities of Dr. Reddy’s or OctoPlus in any jurisdiction. The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Dr. Reddy’s and OctoPlus disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Dr. Reddy’s, nor OctoPlus, nor any of their advisors assumes any responsibility for any violation by any person of any of these restrictions. Any OctoPlus shareholder who is in any doubt as to his position should consult an appropriate professional advisor without delay. This announcement is not to be published or distributed in or to Canada and Japan.

Notice to US holders of Shares

The Offer will be made for the securities of a Dutch company and is subject to Dutch disclosure requirements, which are different from those of the United States. Some of the financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the applicable US tender offer rules and otherwise in accordance with the requirements of the Dutch Public Takeover Decree. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the offer.

It may be difficult for US holders of Shares to enforce their rights and claims arising out of the US federal securities laws, since OctoPlus is located in a country other than the United States, and some or all of its officers and directors may be residents of a country other than the United States. US holders of Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal Dutch practice and pursuant to Rule 14e-5(b) of the Securities Exchange Act of 1934, Dr. Reddy’s or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance or thereafter. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the Netherlands, will be reported to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and disclosed by press release, to the extent required.

Forward Looking Statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected.” Although Dr. Reddy’s and OctoPlus believe that the assumptions upon which the irrespective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. Neither Dr. Reddy’s nor OctoPlus, nor any of their advisors accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: March 7, 2013		Name:	Sandeep Poddar
		Title:	Company Secretary